SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

17 December 2010

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 17 December 2010 re:  UPDATE ON IRISH PORTFOLIO ANNOUNCED

126/10                                                                                                                                                                                                                                                                   17 December 2010

LLOYDS BANKING GROUP ANNOUNCES UPDATE ON IRISH PORTFOLIO

Since the release of its Interim Management Statement on 2 November 2010, the Group has seen a further significant deterioration in market conditions in the Republic of Ireland, with concerns over the country's fiscal position leading ultimately to the approval of its application for EU-IMF financial support on 21 November.  Market sentiment has continued to be negatively affected by uncertainty about the political situation and about the economic impact of the austerity measures introduced in the Irish Budget of 7 December.

As a result, we are concerned that any economic recovery in the Republic of Ireland may take longer to achieve, and that asset prices will remain depressed for longer, than previously anticipated.  While the Board will continue to review the status of the Irish portfolio as the Group prepares its year end accounts, it believes that the recent significant deterioration in the Irish market will affect the timing and level of value realisation from this portfolio.

Therefore, the Board anticipates that, compared to 30 June 2010, approximately a further 10 per cent of the £26.7 billion Irish portfolio will become impaired by the 2010 year end.  Furthermore, the Board believes that it is prudent to increase the level of provisions against the portfolio, and currently anticipates an increase in the impairment charge relating to Irish exposures for the full year 2010 to approximately £4.3 billion on a combined businesses basis.  This would result in an increase in provisions as a percentage of impaired Irish loans to approximately 54 per cent at the 2010 year end.

Lloyds Banking Group will announce its full year results on 25 February 2011.

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Michael Oliver                                                                        +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Media Relations
Brigitte Trafford                                                                      +44 (0) 20 7356 1849
Group Communications Director
Email: brigitte.trafford@lloydsbanking.com

Sara Evans                                                                            +44 (0) 20 7356 2075
Media Relations Manager
Email: sara.evans2@lloydstsb.co.uk

Notes to editors:
Our portfolio in the Republic of Ireland comprised £26.7 billion of loans and advances to customers at 30 June 2010.  These are being run off following our announcements in February 2010 of plans to close our retail and intermediary business in the Republic of Ireland, and in August 2010 of the transfer, subject to the necessary approvals, of the Bank of Scotland (Ireland) business to Bank of Scotland plc.

Within this portfolio, £11.7 billion of loans and advances were impaired at the half year, with impairment provisions accounting for 42 per cent of impaired loans, or approximately £4.9 billion (including the £1,557 million provision taken in the first half of 2010).  Commercial Real Estate accounted for 42 per cent of assets (approximately £11 billion), with the balance of the portfolio broadly evenly split between loans and advances to Corporate customers and to Retail customers.  Within Commercial Real Estate, 54 per cent of loans were for property investment, of which 45 per cent were impaired at the half year, and 46 per cent for property development, of which 90 per cent were impaired.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:  17 December 2010